Filed Pursuant to Rule 424(b)(5)
Registration No. 333-166111

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus Supplement

(To the prospectus dated May 28, 2010)

Subject to Completion. Dated June 9, 2010.

$27,000,000

Common Stock

We are offering              shares of our common stock, no par value per share. Our common stock is listed for trading on The NASDAQ Global Select Market, or the NASDAQ, under the symbol “CCNE.” On June 8, 2010, the last reported sale price of our common stock on the NASDAQ was $11.47 per share.

The shares of common stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, or the FDIC, or by any other governmental entity. Investment in the shares of common stock involves a risk of loss, including risk of principal amount invested.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to CNB Financial Corporation (before expenses)	$	$

The underwriters also may purchase up to an additional              shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about June     , 2010.

RBC Capital Markets

Boenning & Scattergood, Inc.

Prospectus Supplement dated June     , 2010

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus supplement to “CNB,” the “Company,” “we,” “us,” “our” or similar references mean CNB Financial Corporation.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, we file many of our documents electronically with the SEC, and you may access those documents over the Internet. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Documents we have filed with the SEC are also available on our website at http://www.bankcnb.com. Except as expressly stated herein, information contained on our website does not constitute a part of this prospectus supplement and is not incorporated by reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it in this prospectus supplement. This helps us disclose certain information to you by referring you to the documents we file with the SEC. The information we incorporate by reference is an important part of this prospectus supplement. We incorporate by reference each of the documents listed below:

•

our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 9, 2010, including the information we incorporated by reference in our Form 10-K from our definitive proxy statement for our 2010 Annual Meeting of Shareholders, which we filed on March 22, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 7, 2010;

•	our Current Reports on Form 8-K filed with the SEC on February 9, 2010, April 15, 2010, April 21, 2010 and May 12, 2010; and

•

the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on April 17, 1985, including any amendment or report filed for the purpose of updating such description.

S-ii

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC), from the date of the registration statement of which this prospectus supplement is part until the termination of the offering of the securities described herein. These documents may include annual, quarterly and current reports, as well as proxy statements. Any material that we later file with the SEC will automatically update and replace the information previously filed with the SEC. These documents are available to you without charge. See “Where You Can Find More Information” above.

You may obtain copies of these documents, other than exhibits, free of charge by contacting Richard L. Greslick, Jr., Secretary, at our principal office, which is located at 1 South Second Street, P.O. Box 42, Clearfield, PA 16830, or by telephone at (814) 765-9621.

S-iii

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information included or incorporated by reference in them includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, liquidity, results of operations, future performance and our business. These forward-looking statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that are not historical facts. Forward-looking statements include statements with respect to beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond our control). Forward-looking statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would” and “could.” Such known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the statements, include, but are not limited to:

•	changes in general business, industry or economic conditions or competition;

•

changes in any applicable law, rule, regulation, policy, guideline or practice governing or affecting financial holding companies and their subsidiaries or with respect to tax or accounting principals or otherwise;

•	adverse changes or conditions in capital and financial markets;

•	changes in interest rates;

•	higher than expected costs or other difficulties related to integration of combined or merged businesses;

•	the inability to realize expected cost savings or achieve other anticipated benefits in connection with business combinations and other acquisitions;

•	changes in the quality or composition of our loan and investment portfolios;

•	adequacy of loan loss reserves;

•	increased competition;

•	loss of certain key officers;

•	continued relationships with major customers;

•	deposit attrition;

•	rapidly changing technology;

•	unanticipated regulatory or judicial proceedings and liabilities and other costs;

•	changes in the cost of funds, demand for loan products or demand for financial services; and

•	other economic, competitive, governmental or technological factors affecting our operations, markets, products, services and prices.

Some of these and other factors are discussed in our annual and quarterly reports previously filed with the SEC. Such developments could have an adverse impact on our financial position and our results of operations.

The forward-looking statements are based upon management’s beliefs and assumptions and are made as of the date of this prospectus supplement. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus supplement or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement, the accompanying prospectus or in the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the common stock is appropriate for you.

About CNB Financial Corporation

We are a financial holding company registered under the Bank Holding Company Act of 1956, as amended. We were incorporated under the laws of the Commonwealth of Pennsylvania in 1983 for the purpose of engaging in the business of a financial holding company. On April 26, 1984, we acquired all of the outstanding capital stock of County National Bank, a national banking chartered institution. In December 2006, County National Bank changed its name to CNB Bank, referred to as the Bank, and became a state bank chartered in Pennsylvania and subject to regulation by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.

In addition to the Bank, we have four other subsidiaries. One of our subsidiaries, CNB Securities Corporation, is incorporated in Delaware and currently maintains investments in debt and equity securities. County Reinsurance Company, also a subsidiary, is an Arizona corporation, and provides credit life and disability insurance for customers of CNB Bank. CNB Insurance Agency, incorporated in Pennsylvania, provides for the sale of nonproprietary annuities and other insurance products. Holiday Financial Services Corporation, referred to as Holiday, incorporated in Pennsylvania, offers small balance unsecured loans and secured loans, primarily collateralized by automobiles and equipment, to borrowers with higher risk characteristics.

CNB Bank

The Bank was incorporated in 1934 and is chartered in the Commonwealth of Pennsylvania. The Bank has 26 full service branch offices and one loan production office located in various communities in its market area. The Bank’s primary market area consists of the Pennsylvania counties of Clearfield, Elk, McKean, Cameron, Cambria and Warren. It also includes a portion of western Centre County including Philipsburg Borough, Rush Township and the western portions of Snow Shoe and Burnside Townships and a portion of Jefferson County, consisting of the boroughs of Brockway, Falls Creek, Punxsutawney, Reynoldsville and Sykesville, and the townships of Washington, Winslow and Henderson.

ERIEBANK, a division of CNB Bank, began operations in 2005 in Erie, Pennsylvania and offers commercial loan services to businesses located within Erie and Erie County. The primary market area for the ERIEBANK division is the northwestern Pennsylvania county of Erie including the city of Erie and the city of Meadville. ERIEBANK currently has four full service branch offices in the city of Erie, Pennsylvania, and one full service branch office in the city of Meadville, Pennsylvania.

The Bank is a full service bank engaging in a full range of banking activities and services for individual, business, governmental and institutional customers. These activities and services principally include checking, savings, and time deposit accounts; real estate, commercial, industrial, residential and consumer loans; and a variety of other specialized financial services. The Bank’s Wealth & Asset Management Services division offers a full range of client services.

Holiday Financial Services Corporation

In 2005, we entered the consumer discount loan and finance business, which is conducted through a wholly owned subsidiary, Holiday Financial Services Corporation. Holiday currently has eight offices within our footprint. Management believes that we have made the necessary investments in experienced personnel and technology which has helped facilitate the growth of Holiday into a successful and profitable subsidiary.

Strategy

Management believes that our strategy of being a full service community banking organization with local decision-making is an attractive alternative, particularly for small and mid-sized businesses and consumers that otherwise might fall below the size focus of the Bank’s larger competitors. The Bank seeks to compete in markets where there is minimal local community bank competition, and where it believes it can effectively compete against larger regional competitors. The Bank has not historically entered new markets without first identifying a seasoned leader who is an established resident in and well connected to the community. Our local Board members are also a source of business leads and client relationship opportunities.

The Bank began its ERIEBANK division in 2005, in a market that is significantly larger than our historical markets, which we believe allows for significant growth opportunities. The division was started with long time Erie-based bankers in commercial banking, private banking and retail banking, as well as a group of local advisory board members who are each influential in the community, and was based on a relationship-driven, not transactional, model. We have surpassed our initial long-term market share objectives more quickly than anticipated, in part due to the acquisition by another entity of one of the market’s larger competitors, and we continue to find meaningful additional growth opportunities in the market.

Management believes that our ERIEBANK division market area, along with our traditional CNB Bank market areas, should provide the Bank with moderate loan growth during 2010. Deposit growth was significant in 2009 and the first quarter of 2010 in part due to our offering of competitive rates, with a designed focus on core transaction, savings and money market accounts, and growth of our ERIEBANK division. We expect continued deposit growth throughout the remainder of 2010 even though the continued historically low interest rate environment has resulted in downward adjustments by management to certain deposit rates in the first quarter of 2010.

While non-interest costs are expected to increase with the growth of our banking and consumer discount loan businesses, we expect these new ventures will continue to provide growth in earning assets as well as growth in relationships and enhanced non-interest income which we believe will more than offset these costs in 2010 and beyond. In addition, throughout 2009 and the first quarter of 2010, management conducted a cost management study covering all areas of non-interest expense. Cost savings as a result of this study were recognized in 2009 and the first quarter of 2010, with benefits continuing into subsequent periods.

The interest rate environment will continue to play an important role in our future earnings. We experienced some compression of our net interest margin in the first quarter of 2010 as a result of the current interest rate environment. However, management will continue to apply a disciplined approach to managing our balance sheet in these uncertain times. We have taken measures such as instituting rate floors on our commercial lines of credit and home equity lines as a result of the historic lows on various key interest rates such as the Prime Rate and 3-month LIBOR. In addition, we intend to implement strategies to effectively reduce our cost of funds.

Due to our continued growth, non-interest income should be enhanced in several areas including wealth and asset management income, service charges and other fees. While our business plan continues to focus on commercial lending, we also offer a full service approach to servicing the needs of high net worth individuals through our Private Banking groups in both our CNB Bank and ERIEBANK franchises.

Corporate Information

Our principal executive offices are located at 1 South Second Street, P.O. Box 42, Clearfield, Pennsylvania 16830, and our telephone number is (814) 765-9621. Our website is www.bankcnb.com. Our website and the information thereon or connected thereto is not a part of this prospectus supplement or the accompanying prospectus.

Recent Developments

On April 19, 2010, we released our first quarter 2010 earnings and subsequently, on May 7, 2010, filed our Quarterly Report on Form 10-Q as of and for the period ended March 31, 2010.

At March 31, 2010, we had total deposits of $1.0 billion, which was an increase of $208 million, or 25%, from March 31, 2009. Approximately 66% of our total deposits are transaction, savings and money market accounts and only 34% are certificates of deposit. Our loan-to-deposit ratio was 69% at March 31, 2010. Nonetheless, our net interest margin remained strong for the quarter at 3.57%.

For the first quarter of 2010, we recorded net income available to common shareholders of $2.2 million, or $0.25 diluted earnings per share. Our annualized return on average assets and return on average equity for the first quarter of 2010 were 0.72% and 12.04%, respectively.

At March 31, 2010, our non-performing loans amounted to approximately $14.6 million, or approximately 2.05% of total loans, compared to approximately $13.3 million, or approximately 1.86% of total loans, at December 31, 2009. Net loan charge-offs for the three months ended March 31, 2010 were $466 thousand, or 0.26% of average total loans on an annualized basis, versus $557 thousand, or 0.33% of average total loans on an annualized basis, for the three months ended March 31, 2009.

At March 31, 2010, our tier 1 leverage, tier 1 risk-based and total risk based capital ratios were 7.11%, 10.84% and 12.09%, respectively, all well in excess of “well capitalized” standards. At March 31, 2010, our tangible common equity ratio was 4.96%, down from 5.08% at December 31, 2009.

The Offering

The following summary contains basic information about our common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of our common stock, see the information under the heading “Description of Common Stock” beginning on page S-22.

Common stock we are offering	shares

Common stock outstanding after this offering	shares (1)

Use of proceeds	Our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering. We intend to use all of the net proceeds of the offering for general corporate purposes, which may include expansion of our business, investments in our subsidiary bank as regulatory capital to fund growth, financing of possible acquisitions, refinancing, reduction or repayment of debt or investments at the holding company level. For a more complete description, see “Use of Proceeds” below.

NASDAQ Global Select listing	CCNE

Settlement date	Delivery of shares of our common stock will be made against payment therefor on or about June , 2010.

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 8,809,135 shares of common stock outstanding as of June 8, 2010. Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option and 153,000 shares of common stock issuable under our stock incentive plans.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under the heading “Risk Factors” beginning on page S-7 of this prospectus supplement as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the notes thereto, before making an investment decision.

Summary Selected Consolidated Financial Information

The following table sets forth summary historical consolidated financial information as of and for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005, and as of and for the three months ended March 31, 2010 and 2009. The summary historical financial information as of and for the three months ended March 31, 2010 and 2009 is unaudited. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results of operations for the full year or any other interim period. CNB’s management prepared the unaudited information on the same basis as it prepared CNB’s audited consolidated financial statements. In the opinion of CNB’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with CNB’s consolidated financial statements and related notes included in CNB’s Annual Report on Form 10-K for the year ended December 31, 2009 and CNB’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Please see “Where You Can Find More Information” beginning on page S-ii.

	At or For the Three Months Ended March 31,		At or For the Years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)
Balance sheet data:
Assets	$1,239,814	$1,027,241	$1,161,591	$1,016,518	$858,700	$780,850	$764,018
Loans	711,382	677,165	715,142	671,556	599,688	547,020	510,613
Allowance for loan losses	9,914	9,024	9,795	8,719	6,773	6,086	5,603
Securities	390,556	235,622	346,370	238,181	162,792	156,696	161,897
Deposits	1,032,492	824,691	956,858	814,596	659,157	631,322	618,503
Borrowings	101,124	108,416	101,383	108,197	100,000	59,885	60,250
Shareholders’ equity	71,884	62,462	69,409	62,467	69,283	72,279	69,968

Results of operations:
Net interest income	$9,441	$9,203	$37,402	$36,600	$31,011	$28,019	$25,667
Provision for loan losses	585	862	4,465	3,787	1,512	1,371	783
Non-interest income	2,034	1,951	7,720	2,490	8,189	8,435	7,407
Non-interest expense	8,089	7,359	29,791	28,801	25,273	22,111	20,164
Net income	2,160	2,226	8,512	5,235	9,134	9,622	9,138

Common share data:
Diluted earnings per share	$0.25	$0.26	$0.98	$0.61	$1.05	$1.07	$1.00
Cash dividends per share	0.165	0.165	0.660	0.645	0.620	0.570	0.550
Book value per share	8.17	7.24	7.92	7.27	8.10	8.15	7.76
Tangible book value per share – Non-GAAP(1)	6.93	5.97	6.68	5.99	6.80	6.89	6.47
Diluted weighted average common shares outstanding	8,762	8,598	8,672	8,566	8,698	8,974	9,115

Performance ratios:
Return on average assets	0.72%	0.88%	0.79%	0.55%	1.12%	1.26%	1.23%
Return on average shareholders’ equity	12.04%	14.19%	12.86%	7.88%	12.82%	13.51%	13.42%
Net interest margin, tax equivalent	3.57%	4.07%	4.00%	4.33%	4.27%	4.17%	3.97%

Asset quality:
Non-performing loans	$14,568	$3,940	$13,341	$3,579	$2,374	$1,747	$2,023
Non-performing assets	15,046	4,862	13,593	4,250	2,890	1,928	2,108
Non-performing loans to total loans	2.05%	0.58%	1.87%	0.53%	0.40%	0.32%	0.40%
Non-performing assets to loans + OREO	2.11%	0.72%	1.90%	0.63%	0.48%	0.35%	0.41%

Summary Selected Consolidated Financial Information (Continued)

	At or For the Three Months Ended March 31,		At or For the Years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)
Allowance for loan losses to total loans	1.39%	1.33%	1.37%	1.30%	1.13%	1.11%	1.10%
Net charge-offs to average loans	0.26%	0.33%	0.49%	0.28%	0.14%	0.17%	0.15%

Capital ratios:
Tangible common equity to tangible assets – Non-GAAP(1)	4.96%	5.07%	5.08%	5.12%	6.86%	7.94%	7.75%
Tier 1 leverage ratio	7.11%	7.91%	7.87%	8.40%	9.74%	9.22%	9.18%
Tier 1 risk based ratio	10.84%	10.53%	10.70%	10.80%	11.89%	11.70%	11.72%
Total risk based ratio	12.09%	11.72%	11.95%	12.00%	12.91%	12.75%	12.76%

[1] Tangible book value per share, tangible common equity and tangible assets are non-GAAP financial measures calculated using GAAP amounts. Tangible book value per share is calculated by excluding the balance of goodwill and other intangible assets from the calculation of book value. Tangible common equity is calculated by excluding the balance of goodwill and other intangible assets from the calculation of stockholders’ equity. Tangible assets is calculated by excluding the balance of goodwill and other intangible assets from the calculation of total assets. CNB believes that these non-GAAP financial measures provide information to investors that is useful in understanding our financial condition. Because not all companies use the same calculation of tangible common equity and tangible assets, this presentation may not be comparable to other similarly titled measures calculated by other companies. A reconciliation of these non-GAAP financial measures is provided below.

	At or For the Three Months Ended March 31,		At or For the Years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)

Tangible book value per share:
Total shareholders’ equity	$71,884	$62,462	$69,409	$62,467	$69,283	$72,279	$69,968
Goodwill	(10,821)	(10,821)	(10,821)	(10,821)	(10,821)	(10,821)	(10,821)
Other intangible assets	(60)	(160)	(85)	(185)	(285)	(385)	(800)
Shares outstanding	8,799,743	8,624,606	8,761,273	8,596,056	8,553,802	8,864,204	9,024,154
Tangible book value per share	$6.93	$5.97	$6.68	$5.99	$6.80	$6.89	$6.47

Tangible common equity to tangible assets:
Total shareholders’ equity	$71,884	$62,462	$69,409	$62,467	$69,283	$72,279	$69,968
Goodwill	(10,821)	(10,821)	(10,821)	(10,821)	(10,821)	(10,821)	(10,821)
Other intangible assets	(60)	(160)	(85)	(185)	(285)	(385)	(800)

Tangible common equity	61,003	51,481	58,503	51,461	58,177	61,073	58,347

Total assets	$1,239,814	$1,027,241	$1,161,591	$1,016,518	$858,700	$780,850	$764,018
Goodwill	(10,821)	(10,821)	(10,821)	(10,821)	(10,821)	(10,821)	(10,821)
Other intangible assets	(60)	(160)	(85)	(185)	(285)	(385)	(800)

Tangible assets	1,228,933	1,016,260	1,150,685	1,005,512	847,594	769,644	752,397

Tangible common equity to tangible assets	4.96%	5.07%	5.08%	5.12%	6.86%	7.94%	7.75%

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our historical and pro forma consolidated financial statements and the notes thereto, before making an investment decision. If any of these risks actually occur, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected. In that case, the market price of our common stock could decline substantially and you could lose all or a large part of your investment.

Risks Related to our Company

Difficult market conditions have adversely affected the banking and financial services industry and our business, and a continuation of these conditions could adversely affect our financial condition and results of operations.

Dramatic declines in the national housing market since 2008, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative and cash securities, in turn, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets could adversely affect our business, financial condition and results of operations. In particular, we may face the following risks in connection with these events:

•	We expect to face increased regulation of the banking and financial services industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•

Market developments may affect customer confidence levels and may cause increases in loan delinquencies and default rates, which we expect would adversely impact the Bank’s charge-offs and provision for loan losses.

•	Market developments may adversely affect the Bank’s securities portfolio by causing other-than-temporary-impairments, prompting write-downs and securities losses.

•

Our and the Bank’s ability to borrow from other financial institutions or to access the debt or equity capital markets on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations.

•	Competition in banking and financial services industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

•

The Bank may be required to pay significantly higher premiums to the Federal Deposit Insurance Corporation, or the FDIC, because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

The Bank’s allowance for loan losses may not be adequate to cover loan losses which could have a material adverse effect on our business, financial condition and results of operations.

A significant source of risk for us arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loan agreements. Most loans originated by the Bank are secured, but some loans are unsecured based upon management’s evaluation of the creditworthiness of the borrowers. With respect to secured loans, the collateral securing the repayment of these loans principally includes a wide variety of real estate, and to a lesser extent personal property, either of which may be insufficient to cover the obligations owed under such loans.

Collateral values and the financial performance of borrowers may be adversely affected by changes in prevailing economic, environmental and other conditions, including declines in the value of real estate, changes in interest rates and debt service levels, changes in oil and gas prices, changes in monetary and fiscal policies of the federal government, widespread disease, terrorist activity, environmental contamination and other external events, which are beyond the control of the Bank. In addition, collateral appraisals that are out of date or that do not meet industry recognized standards might create the impression that a loan is adequately collateralized when in fact it is not. Although the Bank may acquire any real estate or other assets that secure defaulted loans through foreclosures or other similar remedies, the amounts owed under the defaulted loans may exceed the value of the assets acquired.

The allowance for loan losses is subject to a formal analysis by the credit administrator of CNB using a methodology whereby loan pools are segregated into special mention, substandard, doubtful and unclassified categories and the pools are evaluated based on historical loss factors. The Bank monitors delinquencies and losses on a monthly basis. The Bank has adopted underwriting and credit monitoring policies and procedures, including the review of borrower financial statements and collateral appraisals, which management believes are appropriate to mitigate the risk of loss by assessing the likelihood of borrower non-performance and the value of available collateral. The Bank also manages credit risk by diversifying its loan portfolio. An ongoing independent review, subsequent to management’s review, of individual credits is performed by an independent loan review function, which reports to the Loan Committee of our Board of Directors. However, such policies and procedures have limitations, including judgment errors in management’s risk analysis, and may not prevent unexpected losses that could have a material adverse effect on our business, financial condition and results of operations.

Interest rate volatility could significantly reduce our profitability.

Our earnings largely depend on the relationship between the yield on our earning assets, primarily loans and investment securities, and the cost of funds, primarily deposits and borrowings. This relationship, commonly known as the net interest margin, is susceptible to significant fluctuation and is affected by economic and competitive factors that influence the yields and rates, and the volume and mix of the Bank’s interest earning assets and interest bearing liabilities.

Interest rate risk can be defined as the sensitivity of net interest income and of the market value of financial instruments to the direction and frequency of changes in interest rates. Interest rate risk arises from the imbalance in the re-pricing, maturity and/or cash flow characteristics of assets and liabilities. We are subject to interest rate risk to the degree that our interest bearing liabilities re-price or mature more slowly or more rapidly or on a different basis than our interest earning assets. Changes in interest rates will affect the levels of income and expense recorded on a large portion of the Bank’s assets and liabilities, and fluctuations in interest rates will impact the market value of all interest sensitive assets. Significant fluctuations in interest rates could have a material adverse impact on our business, financial condition, results of operations, or liquidity.

The Bank’s interest rate risk measurement and management techniques incorporate the re-pricing and cash flow attributes of its balance sheet and off-balance sheet instruments as they relate to current and potential changes in interest rates. The level of interest rate risk, measured in terms of the potential future effect on earnings, is determined through the use of static gap analysis and earnings simulation modeling under multiple interest rate scenarios. Management’s objectives are to measure, monitor and develop strategies in response to the interest rate risk profile inherent in the Bank’s balance sheet in order to preserve the sensitivity of net interest income to actual or potential changes in interest rates. At March 31, 2010, our interest rate sensitivity position was close to neutral but slightly liability sensitive in the short-term. For further information on risk relating to interest rates, refer to Part I, Item 3, “Quantitative and Qualitative Disclosures about Market Risk,” in our Quarterly Report on Form 10-Q for the three months ended March 31, 2010.

We cannot assure you that recent actions by governmental agencies and regulators, as well as recently enacted legislation, will stabilize the U.S. financial system, and new legislation may significantly affect our financial condition.

Beginning in 2008 and continuing into 2009 and 2010, the Board of Governors of the Federal Reserve System, the United States Congress, the United States Department of the Treasury, the FDIC and others have taken numerous steps to stabilize and stimulate the financial services industry. These measures include: (1) homeowner relief that encourages loan restructuring and modification; (2) the establishment of significant liquidity and credit facilities for financial institutions and investment banks; (3) the lowering of the federal funds rate; and (4) coordinated efforts to address liquidity and other weaknesses in the banking sector. For example, pursuant to the terms of the Emergency Economic Stabilization Act of 2008 (enacted on October 3, 2008), the Treasury has the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Changes also have been made in tax policy for financial institutions.

We cannot predict the actual impact, if any, that new legislation or other governmental initiatives will have on the economy or the financial markets, or whether any impact will be positive or negative. The failure of legislation or other initiatives to stabilize the financial markets could weaken public confidence in financial institutions and have a substantial and material adverse effect on our business, financial condition, results of operations, access to credit or the trading price of our common stock. Additionally, compliance with such initiatives may increase our costs and limit our ability to pursue business opportunities, and participation in specific programs may subject us to additional restrictions. Further, we may be required to pay significantly higher FDIC premiums in the future if market developments which have significantly depleted the FDIC insurance fund and reduced the ratio of reserves to insured deposits continue.

The Bank’s loans are principally concentrated in certain areas of Pennsylvania, and adverse economic conditions in those markets could adversely affect our business, financial condition and results of operations.

Our success is dependent to a significant extent upon general economic conditions in the United States and, in particular, the local economies in northwest and central Pennsylvania, the primary markets served by the Bank. The Bank is particularly exposed to real estate and economic factors in the northwest and central areas of Pennsylvania, as most of its loan portfolio is concentrated among borrowers in these markets. Furthermore, because a substantial portion of the Bank’s loan portfolio is secured by real estate in these areas, the value of the associated collateral is also subject to regional real estate market conditions.

Since 2008, the financial and capital marketplaces have been affected by significant disruption and volatility. This turbulence has been attributable to a variety of factors, including the fallout associated with the subprime mortgage market. One aspect of this fallout has been significant deterioration in the activity of the secondary residential mortgage market. These disruptions have been exacerbated by the continued decline of the real estate housing market along with significant mortgage loan related losses incurred by many lending institutions. The turmoil in the mortgage market has impacted the global markets as well as the domestic markets and has led to a significant credit and liquidity crisis. In addition, the significant decline in economic growth, both nationally and globally, led to a national economy in deep recession. The Bank is not immune to negative consequences arising from overall economic weakness and, in particular, a sharp downturn in the real estate market. While the Bank’s loan portfolio has not shown significant signs of credit quality deterioration to the extent of national markets, we cannot assure you that these conditions will continue. An economic recession in the markets served by the Bank, and the nation as a whole, could negatively impact household and corporate incomes. This impact could lead to decreased loan demand and increase the number of borrowers who fail to pay the Bank interest or principal on their loans, and accordingly, could have a material adverse effect on our business, financial condition, results of operations, or liquidity.

Our investment securities portfolio is subject to credit risk, market risk, and liquidity risk, and declines in value in our investment securities portfolio may require us to record other- than- temporary impairment charges that could have a material adverse effect on our results of operations and financial condition.

Our investment securities portfolio has risks beyond our control that can significantly influence its fair value. These factors include, but are not limited to, rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and continued instability in the credit markets. Recent lack of market activity with respect to certain of the securities has, in certain circumstances, required us to base our fair market valuation on unobservable inputs. We have engaged valuation experts to price these certain securities using proprietary models, which incorporate assumptions that market participants would use in pricing the securities, including bid/ask spreads and liquidity and credit premiums. Any change in current accounting principles or interpretations of these principles could impact our assessment of fair value and thus our determination of other-than-temporary impairment of the securities in our investment securities portfolio.

The Bank may be required to record other-than-temporary impairment charges on its investment securities if they suffer a decline in value that is considered other-than-temporary. Numerous factors, including collateral deterioration underlying certain private label mortgage-backed securities, lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for certain investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect the Bank’s securities portfolio in future periods. An other-than-temporary impairment charge could have a material adverse effect on our results of operations and financial condition.

Our business and that of the Bank is highly regulated and impacted by monetary policy, limiting the manner in which we and the Bank may conduct our business and obtain financing, and modifications to the existing regulatory framework under which we operate could have a material adverse effect on our business, financial condition, results of operations or liquidity.

As a financial holding company and state-chartered financial institution, respectively, we and the Bank are subject to extensive regulation and supervision under federal and state laws and regulations. The restrictions imposed by such laws and regulations limit the manner in which we and the Bank conduct our business, undertake new investments and activities, and obtain financing. These laws and regulations are designed primarily for the protection of the deposit insurance funds and consumers and not to benefit our shareholders. These laws and regulations may sometimes impose significant limitations on our operations. These regulations, along with the existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies and interpretations are constantly evolving and may change significantly over time.

The nature, extent, and timing of the adoption of significant new laws and regulations, including laws currently proposed in the U.S. Congress, or changes in or repeal of existing laws and regulations, or specific actions of our regulators, could have a material adverse effect on our business, financial condition, results of operations or liquidity. Furthermore, federal monetary policy, particularly as implemented through the Federal

Reserve System, significantly affects credit risk and interest rate risk conditions for the Bank and us, and any unfavorable change in these conditions could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We rely on our management and other key personnel, and the loss of any of them may adversely affect our operations.

We are and will continue to be dependent upon the services of our executive management team. In addition, we will continue to depend on our ability to retain and recruit key client relationship managers. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial condition.

Strong competition within our markets may have a material adverse impact on our profitability.

We compete with an ever-increasing array of financial service providers. As noted above, as a financial holding company and state-chartered financial institution, respectively, we and the Bank are subject to extensive regulation and supervision, including, in many cases, regulations that limit the type and scope of our activities. The non-bank financial service providers that compete with us and the Bank may not be subject to such extensive regulation, supervision, and tax burden. Competition from nationwide banks, as well as local institutions, is strong in our markets.

The financial services industry is undergoing rapid changes in technology. In addition to improving customer services, effective use of technology increases efficiency and enables financial institutions to reduce costs. Furthermore, technological advances are likely to intensify competition by enabling more companies to provide financial resources. Accordingly, our future success will depend in part on our ability to address customer needs by using technology. We cannot assure you that we will be able to develop new technology driven products and services, or be successful in marketing these products to our customers. Many of our competitors have far greater resources to invest in technology.

Regional, national and international competitors have far greater assets and capitalization than we have and they have greater access to capital markets and can offer a broader array of financial services than we can.

We cannot assure you that we will continue to be able to compete effectively with other financial institutions in the future. Furthermore, developments increasing the nature or level of competition could have a material adverse effect on our business, financial condition, results of operations, or liquidity. For further information on competition, refer to Part I, Item 1, “Competition” in our Annual Report on Form 10-K for the year ended December 31, 2009.

Non-compliance with applicable laws and/or regulations, including the Bank Secrecy Act and USA Patriot Act, may adversely affect our operations and our financial results and could result in significant fines or sanctions.

Federal and state regulators have the ability to impose substantial sanctions, restrictions and requirements on our banking and nonbanking subsidiaries if they determine, upon examination or otherwise, that we have violated laws or regulations with which we or our subsidiaries must comply, or that weaknesses or failures exist with respect to general standards of safety and soundness. Such enforcement may be formal or informal and can include, among other things, civil money penalties and orders to take certain actions or to refrain from certain actions. The imposition of regulatory sanctions, including any monetary penalties, may have a material impact on our financial condition and results of operations, damage our reputation, and/or cause us to lose our financial holding company status. In addition, compliance with any such action could distract management’s attention from our operations, cause us to incur significant expenses, restrict us from engaging in potentially profitable activities, and limit our ability to raise capital.

The USA Patriot and Bank Secrecy Acts require financial institutions to develop programs to prevent the institutions from being used for money laundering and terrorist activities. If certain activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury Department’s Financial Crimes Enforcement Network. These rules also require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts or conduct transactions, and require the filing of certain reports, such as those for cash transactions above a certain threshold. Financial institutions must also refrain from transacting business with certain countries or persons designated by the Office of Foreign Assets Control.

Non-compliance with laws and regulations such as these could result in significant fines or sanctions. These particular laws and regulations have significant implications for all financial institutions, establish new crimes and penalties, and require the federal banking agencies, in reviewing merger and acquisition transactions, to consider the effectiveness of the parties to such transactions in combating money laundering and terrorist activities. Even inadvertent non-compliance and technical failure to follow the regulations may result in significant fines or other penalties, which could have a material adverse impact on our business, financial condition, results of operations or liquidity.

We are exposed to a variety of operational risks that could result in significant financial losses.

We are exposed to many types of operational risk, including reputation risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to attract and keep customers and can expose us to litigation and regulatory action.

Given the volume of our transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process our transaction volumes may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses, computer hacking or electrical or telecommunication outages), which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that our (or our vendors’) business continuity and data security systems prove to be inadequate.

We regularly assess the level of operational risk throughout the organization and have established systems of internal controls that provide for timely and accurate information. Testing of the operating effectiveness of these control systems is performed regularly. While not providing absolute assurance, these systems of internal controls have been designed to manage operational risks at appropriate, cost-effective levels. Procedures exist that are designed to ensure policies relating to conduct, ethics, and business practices are followed. From time to time losses from operational risk may occur, including the effects of operational errors. Such losses are recorded as non-interest expense.

While we continually monitor and improve our system of internal controls, data processing systems, and corporate-wide risk management processes and procedures, we cannot assure you that future losses arising from operational risk will not occur and have a material impact on our business, financial condition, results of operations, or liquidity.

We may not be able to meet our cash flow needs on a timely basis at a reasonable cost, and our cost of funds for banking operations may significantly increase as a result of general economic conditions, interest rates and competitive pressures.

Liquidity is the ability to meet cash flow obligations as they come due and cash flow needs on a timely basis and at a reasonable cost. The liquidity of the Bank is used to make loans and to repay deposit and borrowing liabilities as they become due, or are demanded by customers and creditors. Many factors affect the Bank’s ability to meet liquidity needs, including variations in the markets served by its network of offices, its mix of assets and liabilities, reputation and standing in the marketplace, and general economic conditions.

The Bank’s primary source of funding is retail deposits, gathered throughout its network of banking offices. Periodically, we utilize term borrowings from the Federal Home Loan Bank of Pittsburgh, or FHLB, of which the Bank is a member, and other lenders to meet funding obligations. The Bank’s securities and loan portfolios provide a source of contingent liquidity that could be accessed in a reasonable time period through sales.

Significant changes in general economic conditions, market interest rates, competitive pressures or otherwise, could cause the Bank’s deposits to decrease relative to overall banking operations, and it would have to rely more heavily on brokered funds and borrowings in the future, which are typically more expensive than deposits.

Management and the Board of Directors of CNB, through its Asset/Liability Committee, or the ALCO Committee, monitor liquidity and the ALCO Committee establishes and monitors acceptable liquidity ranges. The Bank actively manages its liquidity position through target ratios. Continual monitoring of these ratios, both historical and through forecasts under multiple rate scenarios, allows the Bank to employ strategies necessary to maintain adequate liquidity.

Changes in economic conditions, including consumer savings habits and availability of or access to capital, could potentially have a significant impact on our liquidity position, which in turn could materially impact our financial condition, results of operations and cash flows.

Recent levels of market volatility remain elevated, which may have a material adverse effect on our ability to access capital and on our business, financial condition and results of operations.

The capital and credit markets have been experiencing volatility and disruption since early 2008. In the fourth quarter of 2008, the volatility and disruption reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If the current recovery stalls and current levels of market disruption and volatility continue or worsen, we cannot assure you that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

A substantial decline in the value of the Bank’s FHLB common stock may adversely affect our results of operations, liquidity and financial condition.

As a requirement of membership in the FHLB of Pittsburgh, the Bank must own a minimum required amount of FHLB stock, calculated periodically based primarily on its level of borrowings from the FHLB. Borrowings from the FHLB represent the Bank’s primary source of short-term and long-term wholesale funding.

In an extreme situation, it is possible that the capitalization of a FHLB, including FHLB of Pittsburgh, could be substantially diminished or reduced to zero. Consequently, given that there is no market for the Bank’s FHLB common stock, our management believes that there is a risk that our investment could be deemed other-than-temporarily-impaired at some time in the future. If this occurs, it may adversely affect our results of operations and financial condition.

In addition, if the capitalization of FHLB of Pittsburgh is substantially diminished, the Bank’s liquidity may be adversely impaired if it is not able to obtain alternative sources of funding.

There are 12 branches of the FHLB, including Pittsburgh. To conserve capital, some FHLB branches are suspending dividends, cutting dividend payments, and not buying back excess FHLB stock that member banks hold. The 12 FHLB branches are jointly liable for the consolidated obligations of the FHLB system. To the extent that one FHLB branch cannot meet its obligations to pay its share of the system’s debt, other FHLB branches can be called upon to make the payment. We cannot assure you, however, that the FHLB system will be able to meet these obligations.

The Bank could be held responsible for environmental liabilities relating to properties acquired through foreclosure, resulting in significant financial loss.

In the event the Bank forecloses on a defaulted commercial or residential mortgage loan to recover its investment, it may be subject to environmental liabilities in connection with the underlying real property, which could significantly exceed the value of the real property. Although the Bank exercises due diligence to discover potential environmental liabilities prior to acquiring any property through foreclosure, hazardous substances or wastes, contaminants, pollutants, or their sources may be discovered on properties during its ownership or after a sale to a third party. We cannot assure you that the Bank would not incur full recourse liability for the entire cost of any removal and cleanup on an acquired property, that the cost of removal and cleanup would not exceed the value of the property, or that the Bank could recover any of the costs from any third party. Losses arising from environmental liabilities could have a material adverse impact on our business, financial condition, results of operations, or liquidity.

Federal and state governments could pass legislation responsive to current credit conditions which could cause us to experience higher credit losses.

We could experience higher credit losses because of federal or state legislation or regulatory action that reduces the amount the Bank’s borrowers are otherwise contractually required to pay under existing loan contracts. Also, we could experience higher credit losses because of federal or state legislation or regulatory action that limits the Bank’s ability to foreclose on property or other collateral or makes foreclosure less economically feasible. We cannot assure you that future legislation will not significantly and adversely impact our ability to collect on our current loans or foreclose on collateral.

The preparation of our financial statements requires the use of estimates that could significantly vary from actual results, which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make significant estimates that affect the financial statements. For example, one of these significant estimates is the allowance for loan losses. Due to the inherent nature of estimates, we cannot provide absolute assurance that we will not significantly increase the allowance for loan losses and/or sustain credit losses that are significantly higher than the provided allowance, which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our financial results may be subject to the impact of changes in accounting standards or interpretation in new or existing standards.

From time to time the Financial Accounting Standards Board, or FASB, and the SEC change accounting regulations and reporting standards that govern the preparation of our financial statements. In addition, the FASB, SEC, bank regulators and the outside independent auditors may revise their previous interpretations regarding existing accounting regulations and the application of these accounting standards. These revisions in their interpretations are out of our control and may have a material impact on our financial statements.

Our information technology systems may be vulnerable to attack or other technological failures, exposing us to significant loss.

We depend upon data processing software, communication and information exchange on a variety of computing platforms and networks including the Internet. Despite instituted safeguards, we cannot be certain that all of our systems are entirely free from vulnerability to electronic attack or other technological difficulties or failures. We also rely on the services of a variety of third party vendors to meet our data processing and communication needs. If information security is breached or other technology difficulties or failures occur, information may be misappropriated, services and operations may be interrupted and we could be exposed to claims from customers, suffer loss of business and suffer loss of reputation in its marketplace. Any of these results could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Customer information may be obtained and used fraudulently, which may negatively impact our reputation and customer base, cause increased regulatory scrutiny and expose us to litigation.

Risk of theft of customer information resulting from security breaches by third parties exposes us to reputation risk and potential monetary loss. CNB has exposure to fraudulent use of its customers’ personal information resulting from its general business operations and through customer use of financial instruments such as debit cards. While CNB has policies and procedures designed to prevent or limit the effect of this risk, we cannot assure you that any such security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any security breaches could damage CNB’s reputation, result in a loss of customer business, subject CNB to additional regulatory scrutiny, or expose CNB to civil litigation and possible financial liability, any of which could have a material adverse effect on CNB’s financial condition and results of operations.

The soundness of other financial institutions with which we do business could adversely affect our business, financial condition or results of operations.

The financial services industry and the securities markets have been materially adversely affected by significant declines in values of almost all asset classes and by a lack of liquidity in the capital and credit markets. Financial institutions specifically have been subject to increased volatility and an overall loss in investor confidence.

Financial institutions are interrelated as a result of trading, clearing, counterparty, investment or other relationships. We routinely execute transactions with counterparties in the financial services industry such as commercial banks, brokers and dealers, investment banks and other institutional clients for a range of transactions including loan participations, derivatives and hedging transactions. In addition, we invest in securities or loans originated or issued by financial institutions or supported by the loans they originate. Many of these transactions expose us to credit or investment risk in the event of default by our counterparty. In addition, our credit risk may be exacerbated if the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or other exposure to us. We could incur losses to our securities portfolio as a result of these issues. These types of losses may have a material adverse effect on our business, financial condition or results of operation.

In addition to this offering, we may need to raise additional capital in the future and such capital may not be available when needed or at all.

We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. We cannot assure you that such capital will be available to us on acceptable terms or at all. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition and results of operations.

Some provisions contained in our articles of incorporation and our bylaws and under Pennsylvania law could deter a takeover attempt or delay changes in control or management of us.

Certain anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended, apply to Pennsylvania registered corporations (e.g., publicly traded companies) including, but not limited to, those relating to (1) control share acquisitions, (2) disgorgement of profits by certain controlling persons, (3) business combination transactions with interested shareholders, and (4) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law permits corporations to opt-out of these anti-takeover provisions, but we have not done so. Such provisions could have the effect of deterring takeovers or delaying changes in control or management of us. Additionally, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

For example, our amended and restated articles of incorporation require the affirmative vote of 66% of the outstanding shares entitled to vote to effect a business combination. In addition, our amended and restated articles of incorporation, subject to the limitations prescribed in such articles and subject to limitations prescribed by Pennsylvania law, authorize our board of directors, from time to time by resolution and without further shareholder action, to provide for the issuance of shares of preferred stock, in or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. As a result of its broad discretion with respect to the creation and issuance of preferred stock without shareholder approval, the board of directors could adversely affect the voting power and other rights of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of CNB.

Our bylaws, as amended and restated, provide for the division of our board of directors into three classes of directors, with each serving staggered terms. In addition, any amendment to our bylaws must be approved by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any shareholders are entitled to vote thereon as a class, upon receiving the affirmative vote of a majority of the votes cast by the shareholders entitled to vote as a class.

Any of the foregoing provisions may have the effect of deterring takeovers or delaying changes in control or management of us.

Risks Related to our Common Stock and this Offering

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The price of our common stock on the NASDAQ constantly changes. We expect that the market price of our common stock will continue to fluctuate, and we cannot give you any assurances regarding any trends in the market prices for our common stock.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include our:

•	past and future dividend practice;

•	financial condition, performance, creditworthiness and prospects;

•	quarterly variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally; and

•

changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility and other geopolitical, regulatory or judicial events.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under the heading “Underwriting” beginning on page S-30 of this prospectus supplement, we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or preferred stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the conversion or exercise of such securities could be substantially dilutive to shareholders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of this offering as well as sales of shares of our common stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in the Company. In addition, after giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our expected earnings per share.

Offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which would likely be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or, if our or the Bank’s capital ratios fall below the required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our Board of Directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the shareholders. Our Board of Directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Our ability to pay dividends is limited by law and regulations.

The future declaration of dividends by our Board of Directors will depend on a number of factors, including capital requirements, regulatory limitations, our operating results and financial condition and general economic conditions. Our ability to pay dividends depends primarily on the receipt of dividends from the Bank. Dividend payments from the Bank are subject to legal and regulatory limitations, generally based on retained earnings, imposed by bank regulatory agencies. The ability of the Bank to pay dividends is also subject to financial condition, regulatory capital requirements, capital expenditures and other cash flow requirements. We cannot assure you that the Bank will be able to pay dividends to CNB in the future. We may decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of common stock offered hereby of approximately $             million (or approximately $             million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, which may include expansion of our business, investments in the Bank as regulatory capital to fund growth, financing of possible acquisitions in the banking and financial services industry, and refinancing, reduction or repayment of debt and investments at the holding company level. Pending the application of the net proceeds, we expect to temporarily invest the proceeds from the sale of offered securities in short-term obligations. Our management will retain broad discretion in the allocation and use of net proceeds from this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2010 and to give effect to the issuance of the common stock offered hereby.

	As of March 31, 2010
	Actual	As Adjusted (1)
	(Dollars in thousands)
Cash and cash equivalents	$55,343

Total debt and borrowings	$121,744

Shareholders’ equity:
Common stock, $0 par value; authorized 50,000,000 shares; 9,233,750 shares issued; shares as adjusted	$—
Additional paid in capital	12,525
Retained earnings	69,387
Treasury stock, at cost (434,007 shares at March 31, 2010)	(6,476)
Accumulated other comprehensive loss	(3,552)

Total shareholders’ equity	$71,884

(1)	Assumes that shares of our common stock are sold in this offering at $ per share and that the net proceeds thereof are approximately $ million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, additional paid-in capital will increase to $ million.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the NASDAQ under the symbol “CCNE.” As of June 8, 2010, the last reported sale price of our common stock on the NASDAQ was $11.47. As of June 8, 2010, there were approximately 2,970 shareholders of record.

The following table presents the high and low sales price per share of our common stock during certain periods, as reported on the NASDAQ, and the cash dividends declared per share of common stock.

	Share Prices		Cash Dividends Declared per Common Share
	Low	High
2010
Second Quarter ended June 30 (through June 8)	$11.37	$16.50	$0.165	*
First Quarter ended March 31	14.70	18.99	0.165
2009
Fourth Quarter ended December 31	$14.51	$18.74	$0.165
Third Quarter ended September 30	13.76	18.00	0.165
Second Quarter ended June 30	9.51	15.82	0.165
First Quarter ended March 31	8.32	11.48	0.165
2008
Fourth Quarter ended December 31	$8.60	$12.80	$0.165
Third Quarter ended September 30	10.25	14.19	0.160
Second Quarter ended June 30	13.23	14.25	0.160
First Quarter ended March 31	13.04	14.20	0.160

*	Payable on June 15, 2010 to shareholders of record on June 1, 2010.

The future declaration of dividends by our Board of Directors will depend on a number of factors, including capital requirements, regulatory limitations, our operating results and financial condition and general economic conditions. Our ability to pay dividends depends primarily on the receipt of dividends from the Bank. Dividend payments from the Bank are subject to legal and regulatory limitations, generally based on retained earnings, imposed by bank regulatory agencies. The ability of the Bank to pay dividends is also subject to financial condition, regulatory capital requirements, capital expenditures and other cash flow requirements. We cannot assure you that the Bank will be able to pay dividends to CNB in the future. We may decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business.

DESCRIPTION OF COMMON STOCK

The following description is a general summary of the terms of our common stock. The description below does not purport to be complete and is subject to and qualified in its entirety by reference to our amended and restated articles of incorporation and bylaws, as amended and restated. The description below does not contain all of the information that you might find useful or that might be important to you. You should refer to the provisions of our amended and restated articles of incorporation and bylaws, as amended and restated, because they, and not the summaries, define the rights of holders of shares of our common stock. You can obtain copies of our amended and restated articles of incorporation and bylaws, as amended and restated, by following the directions under the heading “Where You Can Find More Information.”

General

Our amended and restated articles of incorporation authorize us to issue 50,000,000 shares of stock, no par value. As of June 8, 2010, there were 8,809,135 shares of common stock issued and we had outstanding options exercisable for 153,000 shares of our common stock.

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. Our common stock is non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other governmental entity.

Voting Rights

Holders of our common stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of our common stock do not have the right to cumulate their votes for the election of directors, which means that the holders of more than 50% of the shares of common stock voting for the election of directors are able to elect all of the directors standing for election at any meeting if they choose to do so. In that event, the holders of the remaining shares will not be able to elect any person to our board of directors at that shareholder meeting.

Liquidation Rights

The holders of our common stock, together with the holders of any class or series of stock entitled to participate with the holders of our common stock in the distribution of assets in the event of any liquidation, dissolution or winding-up of us, whether voluntary or involuntary, will be entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid, or set aside for payment to, the holders of any class of stock having preference over the common stock in the event of a liquidation, dissolution or winding-up the full preferential amounts to which they are entitled.

Dividends

The holders of our common stock and any class or series of stock entitled to participate with the holders of our common stock are entitled to receive dividends declared by our board of directors out of any assets legally available for distribution. We may not pay dividends or other distributions unless we have paid, declared or set aside all accumulated dividends and any sinking fund, retirement fund or other retirement payments on any class of stock having preference as to payments of dividends over our common stock. As a holding company, our ability to pay distributions is affected by the ability of our subsidiaries to pay dividends. The ability of our bank subsidiary, and our ability, to pay dividends in the future is, and could in the future be further, influenced by bank regulatory requirements and capital guidelines.

Miscellaneous

The holders of our common stock have no preemptive or conversion rights for any shares that may be issued. Our common stock is not subject to additional calls or assessments, and all shares of our common stock currently outstanding are fully paid and nonassessable. All shares of common stock offered pursuant to a prospectus supplement, or issuable upon conversion, exchange or exercise of any convertible securities, will, when issued, be fully paid and nonassessable, which means that the full purchase price of the shares will have been paid and the holders of the shares will not be assessed any additional monies for the shares.

Some Important Charter Provisions

Our bylaws, as amended and restated, provide for the division of our board of directors into three classes of directors, with each serving staggered terms. Any amendment to our bylaws must be approved by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any shareholders are entitled to vote thereon as a class, upon receiving the affirmative vote of a majority of the votes cast by the shareholders entitled to vote as a class. Additionally, our amended and restated articles of incorporation require the affirmative vote of 66% of the outstanding shares entitled to vote to effect a business combination.

Our amended and restated articles of incorporation, subject to the limitations prescribed in such articles and subject to limitations prescribed by Pennsylvania law, authorize our board of directors, from time to time by resolution and without further shareholder action, to provide for the issuance of shares of preferred stock, in or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. As a result of its broad discretion with respect to the creation and issuance of preferred stock without shareholder approval, the board of directors could adversely affect the voting power and other rights of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of CNB.

Any of the foregoing provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

Because the terms of our amended and restated articles of incorporation and by-laws, as amended and restated, may differ from the general information we are providing, you should only rely on the actual provisions of our amended and restated articles of incorporation and by-laws. If you would like to read our amended and restated articles of incorporation and by-laws, you may request a copy from us by following the directions under the heading “Where You Can Find More Information” above.

NASDAQ Stock Market Listing

Our common stock is traded on the NASDAQ under the symbol “CCNE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain anticipated U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by non-U.S. holders. This summary addresses only the U.S. federal income tax considerations relevant to non-U.S. holders of our common stock who are initial purchasers of our common stock and that will hold the common stock as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. A capital asset for these purposes generally is property held for investment.

This description does not address tax considerations applicable to non-U.S. holders that may be subject to certain special U.S. federal income tax rules, such as:

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	controlled foreign corporations or passive foreign investment companies for U.S. federal income tax purposes,

•	foreign personal holding companies,

•	grantor trusts,

•	dealers or traders in securities or currencies or notional principal contracts,

•	tax-exempt entities,

•	certain former citizens or long-term residents of the United States,

•	persons that received shares as compensation for the performance of services or pursuant to the exercise of options or warrants,

•	persons subject to the alternative minimum tax,

•

persons that will hold shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of “synthetic security” or other integrated transaction for U.S. federal income tax purposes,

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes,

•	pass-through entities,

•	holders that actually or constructively own 10% or more by voting power or value of our common stock, or

•	holders that purchase or otherwise acquire common stock other than through this offering.

Holders of our common stock who are in any of the above categories should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the purchase, ownership, and disposition of our common stock, as the U.S. federal income tax consequences for persons in the above categories relating to the purchase, ownership, and disposition of the common stock may be significantly different than as described below. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences, or any foreign, U.S. state or local tax consequences, of the purchase, ownership and disposition of our common stock, or other tax considerations that may be relevant to holders of shares of our common stock in light of their personal circumstances.

INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK IN THEIR PARTICULAR SITUATION.

As used in this discussion, a “non-U.S. Holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States,

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia),

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend on the tax status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. tax consequences of being a partner in a partnership that acquires, holds, or disposes of our common stock.

This summary is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to the purchase, ownership and disposition of our common stock. Prospective purchasers of our common stock should consult their own tax advisors with respect to the tax consequences to them (including the application and effect of any U.S. federal, state, local, foreign income, estate and other tax laws) of purchasing, owning or disposing of our common stock.

This summary is based upon the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this prospectus supplement. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this prospectus supplement. In addition, new Code sections or Treasury Regulations may be proposed and subsequently enacted, which could result in different effects on an investment in our stock than those effects discussed in this prospectus supplement. We undertake no obligation to publicly update or otherwise revise this summary whether as a result of new Treasury Regulations, Code sections, judicial and administrative interpretations or otherwise. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the Internal Revenue Service, or the IRS, or U.S. courts will agree with the tax consequences described in this summary.

Dividends

In the event that we pay dividends, dividends paid to a non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current and accumulated “earnings and profits,” as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a non-U.S. Holder’s adjusted tax basis in our common stock, but not below zero, and thereafter as gain from the sale or exchange of common stock.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. Holder, or in the case of an individual, a fixed base in the U.S.) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury Regulations.

A non-U.S. Holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on disposition of common stock

Any gain realized on the disposition of our common stock generally will not be subject to U.S. federal income tax or withholding tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment (or in the case of an individual, a fixed place of business) of the non-U.S. Holder;

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if such person were a United States person as defined under the Code. An individual non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it generally will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

In general, a corporation is a United States real property holding company if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We do not believe that we are or have been, and do not expect to become, a United States real property holding corporation for U.S. federal income tax purposes.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required or was reduced by a treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalties of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption from backup withholding.

Information reporting and backup withholding generally are not required with respect to the payment of any proceeds from the sale or other disposition of shares of our common stock by a non-U.S. holder outside the U.S. through a foreign office of a foreign broker that does not have certain specific connections to the U.S. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption from such requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

New Legislation Relating to Foreign Accounts and Foreign Entities

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to certain non-U.S. Holders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, shares paid to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. The legislation applies to payments made after December 31, 2012. Prospective holders of our common stock should consult their tax advisors regarding this legislation.

The foregoing summary does not discuss all aspects of U.S. federal income or estate taxation that may be relevant to investors in light of their particular circumstances and income tax situation. Investors should consult their own independent tax advisors as to the specific tax consequences that would result from their acquisition, ownership and disposition of any common stock, including the application and effect of state and local, and other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN ERISA CONSIDERATIONS

Each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, Keogh plan or other retirement plan, account or arrangement, each a “plan,” to acquire or hold the common stock should consider whether an investment in the common stock would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans subject to Title I of ERISA and/or Section 4975 of the Code including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such plans, or collectively, “Plans,” from engaging in certain transactions involving “plan assets” with persons who are “parties in interest,” under ERISA or “disqualified persons” under the Code, or “parties in interest” with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. In the case of an individual retirement account, a violation of these prohibited transaction rules could cause the individual retirement account to lose tax-exempt status. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws, or collectively “Similar Laws.”

The acquisition or holding of the common stock by a Plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless the common stock is acquired or held pursuant to and in accordance with an applicable exemption.

Accordingly, the common stock may not be purchased or held by any Plan or any person investing “plan assets” of any Plan, unless (i) such purchase or holding is eligible for the exemptive relief available under (A) a Prohibited Transaction Class Exemption, or PTCE, such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or (B) a statutory exemption under Section 408(b) of ERISA and/or Section 4975(d) of the Code, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, or the “Service Provider Exemption,” for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration, or (ii) there is some other basis on which the purchase and holding of the common stock is not prohibited. Each purchaser or holder of the common stock or any interest therein, and each person making the decision to purchase or hold the common stock on behalf of any such purchaser or holder will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), on each day from the date on which the purchaser or holder acquires its interest in the common stock to the date on which the purchaser or holder disposes of its interest in the common stock, that, by its purchase or holding of the common stock or any interest therein, (a) its purchase and holding of the common stock is not made on behalf of or with “plan assets” of any Plan, or (b) if its purchase and holding of the common stock is made on behalf of or with “plan assets” of a Plan, then (i) its purchase and holding of the common stock will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (ii) neither the Company nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21) of ERISA) in connection with the purchase or holding of the common stock and has not provided any advice that has formed or may form a basis for any investment decision concerning the purchase or holding of the common stock. Each purchaser and holder of the common stock or any interest therein on behalf of any governmental plan will be deemed to have represented and warranted by its purchase or holding of the common stock or any interest therein that such purchase and holding does not violate any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the common stock on behalf of or with “plan assets” of any plan or plan asset entity consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under Similar Laws, as applicable.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through RBC Capital Markets Corporation doing business as RBC Capital Markets, as representative of the several underwriters named below. We have entered into an underwriting agreement with the underwriters dated June     , 2010, or the Underwriting Agreement. Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters. In connection with this offering, the underwriters or securities dealers may distribute documents to investors electronically. Subject to the terms and conditions of the Underwriting Agreement, each underwriter has agreed to purchase all of the respective number of shares of common stock set forth opposite its name below:

Name	Number of Shares
RBC Capital Markets Corporation
Boenning & Scattergood, Inc.
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

Commissions and discounts

Shares of common stock sold by the underwriters to the public will be offered initially at the public offering price set forth on the cover of this prospectus supplement. After the initial public offering, the underwriters may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by the underwriters or affiliates of the underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase an additional              shares of common stock:

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Proceeds to us (before expenses)	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            . The underwriters will be responsible for paying their own expenses in connection with this offering.

Over-allotment option

We have granted the underwriters an option to buy up to an additional 15% of the offered amount, or              additional shares, of our common stock at the public offering price less underwriting discounts and commissions. The underwriters may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option.

No sales of similar securities

We, our executive officers and our directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the underwriters, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days after the date of the Underwriting Agreement. At any time and without public notice, the underwriters may, in their sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 17 days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occur or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event relating to us.

Indemnification and contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

NASDAQ listing

Our common stock is listed for trading on the NASDAQ under the symbol “CCNE.”

Price stabilization and short positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising the over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ or otherwise.

Passive market making

In connection with this offering, the underwriters and selected dealers, if any, may engage in passive market making transactions in our common stock on the NASDAQ in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers, if any, are not required to engage in a passive market making and may end passive market making activities at any time.

Affiliations

The underwriters and their affiliates have provided, and may from time to time in the future provide, various investment banking, financial advisory and other financial services to us and out affiliates for which they have received and in the future may receive, advisory or transaction fees, as applicable, and out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. The underwriters and their affiliates may from time to time in the future engage in other transactions with us.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement and certain other matters will be passed upon for us by Hogan Lovells US LLP, Washington, DC. Certain legal matters with respect to this offering will be passed upon for the underwriters by Pierce Atwood LLP, Portsmouth, NH.

EXPERTS

The consolidated financial statements of CNB Financial Corporation appearing in CNB Financial Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “CNB 2009 Form 10-K”) and the effectiveness of CNB Financial Corporation’s internal control over financial reporting as of December 31, 2009, have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their report thereon, included in the CNB 2009 Form 10-K, which CNB 2009 Form 10-K is, in turn, incorporated by reference in this prospectus supplement and the accompanying prospectus. Such consolidated financial statements are incorporated by reference in this prospectus supplement and the accompanying prospectus by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

PROSPECTUS

CNB FINANCIAL CORPORATION

Common Stock and Preferred Stock

By this prospectus, we may offer from time to time common stock and preferred stock. When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the price of the securities. The prospectus supplement and any related free writing prospectus may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and any related free writing prospectus, as well as any documents incorporated by reference in this prospectus and any prospectus supplement, carefully before you decide to invest. This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that further describes the securities being delivered to you.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Our common stock is traded on the NASDAQ Stock Market under the symbol “CCNE.” We have not yet determined whether any of the securities that may be offered by this prospectus will be listed on any exchange, or included in any inter-dealer quotation system or over-the-counter market. If we decide to seek the listing or inclusion of any such securities upon issuance, the prospectus supplement relating to those securities will disclose the exchange, quotation system or market on or in which the securities will be listed or included.

Investing in our securities involves risks. We may include specific risk factors in an applicable prospectus supplement under the heading “Risk Factors.”

The offered securities are not deposits or obligations of a bank or savings associations and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 28, 2010.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). Under the shelf process, we may, from time to time, sell any of the offered securities described in this prospectus in one or more offerings. Additionally, under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering by us. We may also provide a prospectus supplement to add information to, or update or change information contained in, this prospectus.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act, with respect to the offered securities. This prospectus does not contain all of the information set forth in the registration statement, portions of which we have omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to the registration statement for a complete description.

You should read this prospectus together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” below. Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.

As used in this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our” and “the Company” mean, collectively, CNB Financial Corporation and its subsidiaries and their predecessors. In this prospectus, we sometimes refer to the common stock and preferred stock collectively as the “offered securities.”

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the Public Reference Room of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, we file many of our documents electronically with the SEC, and you may access those documents over the Internet. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. Documents we have filed with the SEC are also available on our website at www.bankcnb.com. Except as expressly stated herein, information contained on our website does not constitute a part of this prospectus and is not incorporated by reference herein.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it in this prospectus. This helps us disclose certain information to you by referring you to the documents we file. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference each of the documents listed below.

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 9, 2010, including the information we incorporated by reference in our Form 10-K from our definitive proxy statement for our 2010 Annual Meeting of Shareholders, which we filed on March 22, 2010;

(b)	Our Current Report on Form 8-K filed with the SEC on February 9, 2010 (except, with respect to the foregoing, for portions of the report which were deemed to be furnished and not filed); and

(c)	The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on April 17, 1985, including any amendment or report filed for the purpose of updating such description.

All filings filed by us pursuant to the Exchange Act subsequent to the date hereof and prior to effectiveness of this registration statement shall be deemed to be incorporated in this registration statement and to be a part hereof from the date of filing of such documents or reports. In addition, all documents and reports filed by us subsequent to the date hereof pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

You may obtain copies of these documents, other than exhibits, free of charge by contacting Richard L. Greslick, Jr., Secretary, at our principal office, which is located at 1 South Second Street, P.O. Box 42, Clearfield, PA 16830, or by telephone at (814) 765-9621.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it, as well as any prospectus supplement that accompanies it, include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy, forecasted demographic and economic trends relating to our industry and similar matters are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimate,” “potential” or “continue,” or the negative of these terms or other comparable terminology. We cannot promise you that our expectations in such forward-looking statements will turn out to be correct. Our actual results may differ materially from those projected in these statements because of various factors, including those discussed in our SEC reports on Forms 10-K, 10-Q and 8-K, which are incorporated by reference in this prospectus.

ABOUT CNB FINANCIAL CORPORATION

We are a financial holding company registered under the Bank Holding Company Act of 1956, as amended. We were incorporated under the laws of the Commonwealth of Pennsylvania in 1983 for the purpose of engaging in the business of a financial holding company. On April 26, 1984, we acquired all of the outstanding capital stock of County National Bank, a national banking chartered institution. In December of 2006, County National Bank changed its name to CNB Bank (the “Bank”) and became a state bank chartered in Pennsylvania and subject to regulation by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.

We are subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System. In general, we are limited to owning or controlling banks and engaging in such other activities as are properly incident thereto. We are currently engaged in four non-banking activities through our wholly owned subsidiaries CNB Securities Corporation, County Reinsurance Company, CNB Insurance Agency and Holiday Financial Services Corporation. CNB Securities Corporation was formed in 2005 to hold and manage investments and to provide us with additional latitude to purchase other investments. County Reinsurance Company was formed in June of 2001 as a corporation in the State of Arizona. The company provides accidental death and disability and life insurance as a part of lending relationships of the Bank. CNB Insurance Agency was established in February of 2003. The company provides fixed annuity products to banking customers. Holiday Financial Services Corporation was formed in 2005 to facilitate our entry into the consumer discount loan and finance business. In addition to these operating subsidiaries, we have two wholly owned affiliates, CNB Capital Trust II and CNB Capital Trust III, which are accounted for using the equity method. These entities were formed in 2007 for the sole purpose of issuing and selling certain securities representing undivided beneficial interests in the assets of the trusts and investing the proceeds thereof in subordinated debentures.

We do not currently engage in any operating business activities, other than the ownership and management of CNB Bank, CNB Securities Corporation, County Reinsurance Company, CNB Insurance Agency, and Holiday Financial Services Corporation.

The Bank was incorporated in 1934 and is chartered in the Commonwealth of Pennsylvania. The Bank’s primary market area consists of the Pennsylvania Counties of Clearfield, Elk (excluding the Townships of Millstone, Highland and Spring Creek), McKean, Cambria and Cameron. It also includes a portion of western Centre County including Philipsburg Borough, Rush Township and the western portions of Snow Shoe and Burnside Townships and a portion of Jefferson County, consisting of the boroughs of Brockway, Falls Creek, Punxsutawney, Reynoldsville and Sykesville, and the townships of Washington, Winslow and Henderson.

ERIEBANK, a division of CNB Bank, began operations in 2005 when the Bank established a loan production office in Erie, Pennsylvania and started offering commercial loan service to businesses located within Erie and Erie County. During 2006, management opened a full service branch in the Erie market at a temporary location and in 2007 opened its first two full service financial services stores. Two additional full service financial services stores were opened in the Erie community in 2008. In 2009, management opened a temporary ERIEBANK location in the city of Meadville, Crawford County, Pennsylvania. Construction has begun on a full service branch in Meadville, with opening expected in the spring of 2010. The primary market area for the ERIEBANK division is the northwestern Pennsylvania county of Erie including the city of Erie and the city of Meadville.

The Bank has 26 full-service branch offices and 1 loan production office located in various communities in its market area.

The Bank is a full-service bank engaging in a full range of banking activities and services for individual, business, governmental and institutional customers. These activities and services principally include checking, savings, and time deposit accounts; real estate, commercial, industrial, residential and consumer loans; and a variety of other specialized financial services. The Bank’s Wealth & Asset Management Services division offers a full range of client services.

RISK FACTORS

Investing in our securities involves risk. You should carefully consider the specific risks set forth in “Risk Factors” in the applicable prospectus supplement and any related free writing prospectus and under the captions “Risk Factors” in any of our filings with the SEC, including our most recent Annual Report on Form 10-K, and in all other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement. For additional information, please see the sources described in “Where You Can Find More Information.”

These risks are not the only risks we face. Additional risks not presently known to us, or that we currently view as immaterial, may also impair our business, If any of the risks described in our SEC filings or any prospectus supplement or any additional risks actually occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In that case, the value of our securities could decline substantially and you could lose all or part of your investment.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods shown. No shares of preferred stock were outstanding during any annual or quarterly period reported below and no preferred dividends were paid.

	Year ended December 31,
Ratio of Earnings to Fixed Charges	2009	2008	2007	2006	2005
Including interest on deposits	1.59	1.32	1.54	1.62	1.76
Excluding interest on deposits	3.02	2.16	3.57	4.46	4.65

For purposes of computing these ratios:

•	earnings consist of net income from continuing operations before income taxes;

•	fixed charges, excluding interest on deposits, include interest expense (other than on deposits); and

•	fixed charges, including interest on deposits, include all interest expense.

The ratios are presented in two separate calculations – one including, and one excluding, interest expense on deposits.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we expect to use the net proceeds from the sale of offered securities for general corporate purposes, including:

•	expansion of the business;

•	investments in our subsidiary bank as regulatory capital to fund growth;

•	financing of possible acquisitions;

•	refinancing, reduction or repayment of debt; and

•	investments at the holding company level.

The prospectus supplement with respect to an offering of offered securities may identify different or additional uses for the proceeds of that offering.

Pending the application of the net proceeds, we expect to temporarily invest the proceeds from the sale of offered securities in short-term obligations.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize certain material terms and provisions of the various types of securities that we may offer. The particular material terms of the securities offered by a prospectus supplement will be described in that prospectus supplement. If indicated in the applicable prospectus supplement, the terms of the offered securities may differ from the terms summarized below. The prospectus supplement will also contain information, where applicable, about material U.S. federal income tax considerations relating to the offered securities, and the securities exchange, if any, on which the offered securities will be listed. The descriptions herein and in the applicable prospectus supplement do not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions of the actual documents whose terms are summarized herein and in the applicable prospectus supplement, because those documents, and not the summaries, define your rights as holders of the relevant securities. For more information, please review the forms of these documents, which are or will be filed with the SEC and will be available as described under the heading “Where You Can Find More Information” above.

We may offer and sell from time to time, in one or more offerings, common stock and/or preferred stock.

DESCRIPTION OF COMMON STOCK

The following description is a general summary of the terms of our common stock. The description below does not purport to be complete and is subject to and qualified in its entirety by reference to our amended and restated articles of incorporation and by-laws, as amended and restated. The description below does not contain all of the information that you might find useful or that might be important to you. You should refer to the provisions of our amended and restated articles of incorporation and by-laws, as amended and restated, because they, and not the summaries, define the rights of holders of shares of our common stock. You can obtain copies of our amended and restated articles of incorporation and by-laws, as amended and restated, by following the directions under the heading “Where You Can Find More Information.”

General

Our amended and restated articles of incorporation authorize us to issue 50,000,000 shares of stock, no par value. As of March 15, 2010, there were 8,789,066 shares of common stock issued and we had outstanding options exercisable for 153,000 shares of our common stock.

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. Our common stock is non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other governmental entity.

Voting Rights

Holders of our common stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of our common stock do not have the right to cumulate their votes for the election of directors, which means that the holders of more than 50% of the shares of common stock voting for the election of directors are able to elect all of the directors standing for election at any meeting if they choose to do so. In that event, the holders of the remaining shares will not be able to elect any person to our board of directors at that shareholder meeting.

Liquidation Rights

The holders of our common stock, together with the holders of any class or series of stock entitled to participate with the holders of our common stock in the distribution of assets in the event of any liquidation, dissolution or winding-up of us, whether voluntary or involuntary, will be entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid, or set aside for payment to, the holders of any class of stock having preference over the common stock in the event of a liquidation, dissolution or winding-up the full preferential amounts to which they are entitled.

Dividends

The holders of our common stock and any class or series of stock entitled to participate with the holders of our common stock are entitled to receive dividends declared by our board of directors out of any assets legally available for distribution. We may not pay dividends or other distributions unless we have paid, declared or set aside all accumulated dividends and any sinking fund, retirement fund or other retirement payments on any class of stock having preference as to payments of dividends over our common stock. As a holding company, our ability to pay distributions is affected by the ability of our subsidiaries to pay dividends. The ability of our bank subsidiary, and our ability, to pay dividends in the future is, and could in the future be further, influenced by bank regulatory requirements and capital guidelines.

Miscellaneous

The holders of our common stock have no preemptive or conversion rights for any shares that may be issued. Our common stock is not subject to additional calls or assessments, and all shares of our common stock currently outstanding are fully paid and nonassessable. All shares of common stock offered pursuant to a prospectus supplement, or issuable upon conversion, exchange or exercise of any convertible securities, will, when issued, be fully paid and nonassessable, which means that the full purchase price of the shares will have been paid and the holders of the shares will not be assessed any additional monies for the shares.

Some Important Charter Provisions

Our by-laws, as amended and restated, provide for the division of our board of directors into three classes of directors, each class as nearly as equal as possible, with each serving staggered terms. Any amendment to our by-laws must be approved by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any shareholders are entitled to vote thereon as a class, upon receiving the affirmative vote of a majority of the votes cast by the shareholders entitled to vote as a class. Additionally, our amended and restated articles of incorporation provide that the affirmative vote of at least 66% of the outstanding shares of each class entitled to vote is required to effect business combinations.

Some of the foregoing provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

Since the terms of our amended and restated articles of incorporation and by-laws, as amended and restated, may differ from the general information we are providing, you should only rely on the actual provisions of our amended and restated articles of incorporation and by-laws. If you would like to read our amended and restated articles of incorporation and by-laws, you may request a copy from us by following the directions under the heading “Where You Can Find More Information.”

NASDAQ Stock Market Listing

Our common stock is traded on the NASDAQ Stock Market under the symbol “CCNE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

DESCRIPTION OF PREFERRED STOCK

The following description is a general summary of the terms of the preferred stock which we may issue. The description below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our amended and restated articles of incorporation and the applicable certificate of designations designating the terms of the related series of preferred stock and our by-laws, as amended and restated, each of which we will make available upon request. The descriptions herein and in the applicable prospectus supplement do not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions of our amended and restated articles of incorporation, the applicable certificate of designations and our by-laws, as amended and restated, because they, and not the summaries, define your rights as holders of shares of our preferred stock.

General

We are authorized to issue 50,000,000 shares of stock, no par value. Our amended and restated articles of incorporation, subject to limitations prescribed in such articles and subject to limitations prescribed by Pennsylvania law, authorize the board of directors, from time to time by resolution and without further shareholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. As a result of its broad discretion with respect to the creation and issuance of preferred stock without shareholder approval, the board of directors could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of us.

Terms of the Preferred Stock That We May Offer and Sell to You

You should refer to the prospectus supplement relating to the class or series of preferred stock being offered for the specific terms of that class or series, including:

•	the title and stated value of the preferred stock being offered;

•	the number of shares of preferred stock being offered, their liquidation preference per share and their purchase price;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculating the payment date(s) applicable to the preferred stock being offered;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock being offered will accumulate;

•	the procedures for any auction and remarketing, if any, for the preferred stock being offered;

•	the provisions for a sinking fund, if any, for the preferred stock being offered;

•	the provisions for redemption, if applicable, of the preferred stock being offered;

•	any listing of the preferred stock being offered on any securities exchange or market;

•

the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into or exchangeable for other securities or rights, or a combination of the foregoing, including the name of the issuer of the securities or rights, conversion or exchange price, or the manner of calculating the conversion or exchange price, and the conversion or exchange date(s) or period(s) and whether we will have the option to convert such preferred stock into cash;

•	voting rights, if any, of the preferred stock being offered;

•	a discussion of any material and/or special United States federal income tax considerations applicable to the preferred stock being offered;

•	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

•

any limitations on the issuance of any class or series of preferred stock ranking senior to or equally with the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock being offered.

Ranking

Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of our affairs, rank:

•	senior to all classes or series of our common stock and to all equity securities the terms of which specifically provide that the equity securities rank junior to the preferred stock being offered;

•	equally with all equity securities issued by us other than those referred to in the first and last bullet points of this subheading; and

•	junior to all equity securities issued by us the terms of which specifically provide that the equity securities rank senior to the preferred stock being offered.

For purposes of this subheading, the term “equity securities” does not include convertible debt securities.

Distributions

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment to shareholders, cash distributions, or distributions in kind or in other property if expressly permitted and described in the applicable prospectus supplement, at the rates and on the dates as we will set forth in the applicable prospectus supplement. We will pay each distribution to holders of record as they appear on our stock transfer books on the record dates determined by our board of directors.

Distributions on any class or series of preferred stock, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of directors fails to declare a distribution payable on a distribution payment date on any class or series of preferred stock for which distributions are non-cumulative, then the holders of that class or series of preferred stock will have no right to receive a distribution in respect of the distribution period ending on that distribution payment date, and we will have no obligation to pay the distribution accumulated for that period, whether or not distributions on that series are declared payable on any future distribution payment date.

If any shares of the preferred stock of any class or series are outstanding, no full dividends will be declared or paid or set apart for payment on our preferred stock of any other class or series ranking, as to dividends, equally with or junior to the preferred stock of the class or series for any period unless all required dividends are paid. The phrase “all required dividends are paid” when used in this prospectus with respect to class or series of preferred stock means that:

•

if the class or series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of the class or series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment is set apart for payment for all past dividend periods and the then current dividend period; or

•

if the class or series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of the class or series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment is set apart for the payment for the then current dividend period.

When dividends are not paid in full, or a sum sufficient for the full payment is not so set apart, upon the shares of preferred stock of any class or series and the shares of any other class or series of preferred stock ranking equally as to dividends with the preferred stock of the class or series, all dividends declared upon shares of preferred stock of the class or series and any other class or series of preferred stock ranking equally as to dividends with the preferred stock will be declared equally so that the amount of dividends declared per share on the preferred stock of the class or series and the other class or series of preferred stock will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of preferred stock of the class or series, which will not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have cumulative dividend, and the other class or series of preferred stock bear to each other. No interest, sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on preferred stock of the class or series which may be in arrears.

Except as provided in the immediately preceding paragraph, unless all required dividends are paid, no dividends, other than in common stock or other stock ranking junior to the preferred stock of the class or series as to dividends and upon liquidation, dissolution or winding-up of us, will be declared or paid or set aside for payment or other distribution will be declared or made upon the common stock or any of our other stock ranking junior or equally with the preferred stock of the class or series as to dividends or upon liquidation, nor will any common stock or any of our other capital stock ranking junior to or equally with preferred stock of the class or series as to dividends or upon liquidation, dissolution or winding-up of us be redeemed, purchased or otherwise acquired for any consideration, or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any stock, by us except by conversion into or exchange for our other stock ranking junior to the preferred stock of the class or series as to dividends and upon liquidation, dissolution or winding-up of us.

Any dividend payment made on shares of a class or series of preferred stock will first be credited against the earliest accrued but unpaid dividend due with respect to shares of the class or series which remains payable.

Redemption

If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the prospectus supplement.

The prospectus supplement relating to a class or series of preferred stock that is subject to mandatory redemption will specify the number of shares of the preferred stock that will be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon, which will not, if the preferred stock does not have a cumulative dividend, include an accumulation in respect of unpaid dividends for prior dividends periods, to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of our stock, the terms of the preferred stock may provide that, if no stock will have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred stock will automatically and mandatorily be converted into shares of our applicable stock pursuant to conversion provisions specified in the applicable prospectus supplement.

Notwithstanding the foregoing, unless provided otherwise for any class or series of preferred stock, unless all required dividends are paid:

•	no shares of the applicable class or series of preferred stock will be redeemed unless all outstanding shares of preferred stock of the class or series are simultaneously redeemed; and

•

we will not purchase or otherwise acquire directly or indirectly any shares of the applicable class or series of preferred stock, except by conversion into or exchange for our stock ranking junior to the preferred stock of the class or series as to dividends and upon liquidation, dissolution or winding-up of us;

provided, however, that the above restrictions will not prevent the purchase or acquisition of shares of preferred stock of the class or series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of the class or series.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment will be made to the holders of any common stock or any other class or series of shares of our capital stock ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, the holders of each series or class of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference set forth in the applicable prospectus supplement, plus an amount equal to all accumulated and unpaid distributions. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of preferred stock will have no right or claim to any of our remaining assets. If, upon the voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred stock and the corresponding amounts payable on all shares of other classes or series of shares of our capital stock ranking equally with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other classes or series of shares of capital stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If liquidating distributions will have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of shares of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

For those purposes, the consolidation or merger of us with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

Voting Rights

Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law, or as otherwise provided in the articles of amendment or the resolutions establishing such series and as indicated in the applicable prospectus supplement.

Conversion Rights

The terms and conditions, if any, upon which any class or series of preferred stock are convertible into or exchangeable for our other securities or rights or those of other issuers, including, without limitation, common stock, debt securities, trust preferred securities or another series of preferred stock, or any combination of the foregoing, will be set forth in the applicable prospectus supplement relating to the preferred stock. The terms will include the name of the issuer of the other securities or rights and the number or principal amount of the securities or rights into which the shares of preferred stock are convertible or exchangeable, the conversion or exchange price or rate or the manner of calculating the price, the conversion or exchange date(s) or period(s), provisions as to whether conversion or exchange will be at the option of the holders of the preferred stock or at our or other issuer’s option, the events requiring an adjustment of the conversion or exchange price or rate and provisions affecting conversion or exchange in the event of the redemption of the series of preferred stock.

Transfer Agent and Registrar

We will identify the transfer agent and registrar for any series of preferred stock offered by this prospectus in a prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus in any one or more of the following ways from time to time:

•	directly to investors, including through a specific bidding, auction or other process;

•	to investors through agents;

•	directly to agents;

•	to or through brokers or dealers;

•	to the public through underwriting syndicates led by one or more managing underwriters;

•	to one or more underwriters acting alone for resale to investors or to the public; or

•	through a combination of any such methods of sale.

We may also sell the securities offered by this prospectus in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise.

The prospectus supplement related to a particular offering will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any over-allotment options under which the underwriters may purchase additional securities from us;

•	any underwriting discounts and other items constituting compensation to underwriters, dealers or agents;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; or

•	any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement. Any underwritten offering may be on a best efforts or a firm commitment basis.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at varying prices determined at the time of sale, or at prices determined as the applicable prospectus supplement specifies. The securities may be sold through a rights offering, forward contracts or similar arrangements.

In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

We will provide in the applicable prospectus supplement information regarding any underwriting discounts or other compensation that we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the sale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

In compliance with guidelines of the Financial Industry Regulatory Authority, or “FINRA,” the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

Unless otherwise specified in the related prospectus supplement, each series of securities will be a new issue with no established trading market, other than shares of our common stock, which are listed on the NASDAQ Stock Market. We may elect to list any series of preferred stock on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of, or the trading market for, any offered securities.

In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. Underwriters may engage in over-allotment. If any underwriters create a short position in the securities in an offering in which they sell more securities than are set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing the securities in the open market.

Underwriters, dealers or agents that participate in the offer of securities, or their affiliates or associates, may be customers of, have engaged or engage in transactions with, and perform services for, us or our affiliates in the ordinary course of business for which they may have received or receive customary fees and reimbursement of expenses.

LEGAL MATTERS

In connection with particular offerings of securities in the future, the validity of any securities offered by this prospectus from time to time will be passed upon for us by Hogan Lovells US LLP. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel to underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement related to such offering.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009 have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their report appearing in our Annual Report on Form 10-K for the year ended December 31, 2009. Our consolidated financial statements are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

$27,000,000

Common Stock

Prospectus Supplement

RBC Capital Markets

Boenning & Scattergood, Inc.

June     , 2010